
07002336



RECEIVED
FEB 2 7 2007
152

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KIPLING CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SHORELINE HWY., SUITE 200-B
(No. and Street)

MILL VALLEY (City) CALIFORNIA (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
G. Paul Hendriks (415) 492-8933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRIKS, G. PAUL
(Name – *if individual, state last, first, middle name*)

1050 NORTHGATE DRIVE, SUITE 52, SAN RAFAEL, CA 94903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, F. RANDALL BIGONY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIPLING CAPITAL, INC., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Reconciliation of the Audited Net Capital Computation and the Broker-Dealers Corresponding Unaudited Part IIA Net Capital Computation.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Marin } ss.

On February 16, 2007 (Date) before me, Stephanie Allen, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared F. Randall Bigony (Name(s) of Signer(s)),

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.



STEPHANIE LOUISE ALLEN
Commission # 1579615
Notary Public - California
Marin County
My Comm. Expires May 17, 2009

WITNESS my hand and official seal.

[signature] Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: 1-1-06 – 12-31-06 Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: F. Randall Bigony

☐ Individual
☑ Corporate Officer — Title(s): CFO
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: Kipling Capital, Inc.

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

KIPLING CAPITAL, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2006

KIPLING CAPITAL, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2006

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To The Shareholder of Kipling Capital, Inc.

I have audited the statement of financial condition of Kipling Capital, Inc. (a California Corporation) as of December 31, 2006, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



February 14, 2007

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

KIPLING CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 305,747
Accounts receivable	86,836
Equipment, net of accumulated depreciation of $48,985	84,999
Intangible assets, net of accumulated amortization of $6,886	0
Deposits and prepaid expenses	38,306
	$ 515,888

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 36,721
Income taxes payable	856
Total liabilities	37,577
Stockholder's Equity:	
Common stock, no par value	
10,000,000 shares authorized;	
500,000 shares issues and outstanding	5,000
Additional paid-in capital	83,907
Retained earnings (deficit)	389,404
Total stockholder's equity	478,311
Total Liabilities and Stockholder's Equity	$ 515,888

The accompanying notes are an integral part
of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2006

Revenue	
Commissions	$ 1,021,104
Investor servicing fees	235,116
Interest and other income	69,015
Total revenue	1,325,235
Expenses	
Employee compensation and benefits	426,458
Professional services	57,903
Travel and entertainment	40,130
Marketing	65,528
Regulatory fees	17,437
Depreciation	19,467
Office and administration	157,045
Total expenses	783,968
Income before income taxes	541,267
Provision for income taxes	8,056
Net income	$ 533,211

The accompanying notes are an integral part
of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2006

	Contributed Capital	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
BEGINNING BALANCE December 31, 2005	$ 5,000	$ 83,907	$ 519,852	$ 608,759
Disbursement to shareholder			(663,659)	(663,659)
Net income (deficit)			533,211	533,211
ENDING BALANCE December 31, 2006	$ 5,000	$83,907	$ 389,404	$ 478,311

The accompanying notes are an integral part of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

Cash flows from operating activities:	
Net income (deficit)	$533,211
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	19,467
Net change in assets and liabilities:	
Accounts receivable	(86,836)
Due from related party	378,716
Deposits & prepaid expenses	(23,010)
Income taxes payable	(5,391)
Accounts payable and accrued expenses	(80,889)
Net cash provided (used) by operating activities	735,268
Cash flows from investing activities	
Purchase of furniture and equipment	(32,836)
Net cash flows provided (used) by investing activities	(32,836)
Cash flows from financing activities	
Contribution of additional paid in capital	(663,659)
Net cash flows provided (used) by financing activities	(663,659)
Net increase (decrease) in cash and cash equivalents	38,773
Cash and cash equivalents at beginning of period	266,974
Cash and cash equivalents at end of period	$305,747
Supplemental information	
Income taxes paid	$ 13,447

The accompanying notes are an integral part
of these financial statements

KIPLING CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note 1) Organization

Kipling Capital, Inc. (the Company) is a broker-dealer in securities primarily engaged in the sale of Direct Participation Programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a percentage of the profits upon the sale of the underlying properties held in certain Direct Participation Programs. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, and software is depreciated using the straight-line method over useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Note 3) Income Taxes

The Company is treated as an S Corporation for federal and California State income tax purposes. Therefore, the Company has not incurred a federal income tax liability and incurs California State income taxes at the greater of the $800 minimum tax or at a rate of 1.5% of taxable state income. For the year ending December 31, 2006, the Company incurred a state tax of $8,056, of which $7,200 was paid by December 31, 2006. There are no deferred taxes.

KIPLING CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

Note 4) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2006, the Company's net capital was $ 268,170, the amount of which is $263,170 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On December 31, 2006, the Company's net capital ratio was .14 to 1.

FOCUS REPORT – PART II

as of December 31, 2006

Firm Name: KIPLING CAPITAL, INC.
Firm ID: 41196

1	Total ownership equity		$ 478,311
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		478,311
Add:			
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		478,311
6	Deductions and/or charges		
A	Total non allowable assets	$210,141	
B	Aged Fail to deliver		
1	Number of items		
H	Total deductions and/or charges		210,141
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		268,170
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description:		
10	Net Capital		$ 268,170

FOCUS REPORT – PART II

as of December 31, 2006

Firm Name: KIPLING CAPITAL, INC.
Firm ID: 41196

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	2,505
12	Minimum Dollar Requirement	5,000
13	Net capital required (greater of line 11 or 12)	5,000
14	Excess net capital (line 10 less line 13)	263,170
15	Excess net capital @ 1000% (net cap – 10% of AI)	264,412

Computation of Aggregate Indebtedness

16	Total AI liability from balance sheet		37,577
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
19	Total Aggregate Indebtedness		37,577
20	Percentage of aggregate indebtedness to net capital		14
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		14

Other ratios

29	Percentage of debt to debt-equity (15c3-1(d))
30	Option deductions/Net Capital

SCHEDULE II

KIPLING CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2006

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

KIPLING CAPITAL, INC.

RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

December 31, 2006

(Additional Information)

Net capital per unaudited statements	$ 269,025
Add (deduct) audit differences:	
Net increase in expenses	(5,322)
Decrease in non allowable assets	4,467
Net capital per audited statements	$ 268,170

GPH G. Paul Hendriks, MBA
Certified Public Accountant

Report of Independent Public Accountant

To the Shareholder of Kipling Capital, Inc:

In planning and performing my audit of the financial statements of Kipling Capital, Inc. for the year ended December 31, 2006, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Kipling Capital, Inc. including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Rafael, California
February 14, 2007

END